UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *          CERTIFICATE
ENTERGY ENTERPRISES, INC.       *          PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission (SEC) under the Public Utility Holding

Company Act of 1935, as amended (Act), modified by the

application(s) - declaration(s), as amended, in the above

referenced files and the related orders dated July 25, 1991,

December 14, 1992(2), December 28, 1992, July 8, 1993, and June

30, 1995, respectively, this is to certify that the following transactions were carried out during the three (3) months ended

June 30, 1997 by Entergy Enterprises, Inc. (formerly Electec,

Inc.) pursuant to the authorization of the SEC.





Programs Authorized

     Pursuant to the Orders, Entergy Enterprises, Inc.

(Enterprises) is authorized to (a) conduct preliminary

development activities with respect to various investment

opportunities for the Entergy System,  (b) market to non-

associates the System's expertise and capabilities in energy-

related areas, including the expertise of Entergy Power, Inc.

(EPI) gained from its bulk power business, (c) market to non-

associates intellectual property developed by System companies,

(d) provide various consulting, management, administrative and support services to associate companies, excluding certain

associate companies (Excluded Companies<FN1>), (e) provide directly,

or indirectly through one or more special purpose subsidiary companies of Entergy Corporation (Entergy) or Enterprises,

various operations and maintenance services to non-associate or associate companies, and (f) develop and field test

telecommunications systems for advanced energy management and other utility applications.

     During the quarter, Enterprises participated in the

following:

I.   Preliminary Development Activities

     During the quarter, Enterprises has been engaged in

preliminary development activities relating to investigating sites, research, contract drafting and negotiations, acquiring options or rights, partnership selection and other activities necessary to identify and analyze investment opportunities for

Entergy. These development activities include domestic and

international opportunities.

     During the quarter, Enterprises expended $6,109 for

preliminary development activities associated with potential investments that would qualify as "exempt wholesale generators"

under Section 32(a) of the Act.  In addition, Enterprises

recorded $8,109,282 for preliminary development activities

associated with potential investments that would qualify as

"foreign utility companies" under Section 33 of the Act.

Enterprises also expended $437,801 for preliminary development activities associated with potential investments that would

qualify as "nonutility business."  Finally, Enterprises recorded a credit of $2,215 and an expenditure of $1,961,231 for

preliminary development activities associated with demand side management activities and power brokering/marketing activities,

respectively.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to its associate companies, EPI, Entergy Power Marketing Corp.,

Entergy Power Edesur Holding Ltd., Entergy S.A., Entergy

Integrated Solutions, Inc. (EIS), Entergy Technology Holding

Company (ETHC), Entergy Power Development Corporation, Entergy

Power Development International Corporation, Entergy Pakistan,

Ltd., EP Edegel, Inc., Entergy Power CBA Holding Ltd.,(formerly

Entergy Power Holding I, Ltd.), Entergy Operations Services Inc.,

Entergy Power Operations Corp., Entergy Richmond Power

Corporation and Entergy Nuclear, Inc. (ENI).   Enterprises

charged these companies for direct costs incurred plus an

indirect loading based upon current month Enterprises

administrative charges.  In regard to EPI ($388,205), these

services included marketing of EPI capacity and energy to other utilities at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services.  In regard to Entergy Power Marketing Corp.($1,855,601) these services

included marketing of energy to utilities at wholesale,

preparation of contracts and regulatory filings and procurement of transmission services.  In regard to EIS ($482,343), Entergy

Power Edesur Holding Ltd. (a credit of $138,985), ETHC

($971,176), Entergy Power Development Corp. ($5,940,299), Entergy

Power Development International Corp. ($894,489), Entergy

Pakistan Ltd. ($18,106), EP Edegel, Inc. (a credit of $87,173),

Entergy Power CBA Holding Ltd. (a credit of $13,755), Entergy

Operations Services Inc. ($156,397), Entergy Power Operations

Corp. ($625,988), Entergy Richmond Power Corp. ($8,061) and

Entergy Nuclear, Inc. ($415,244), these services were related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

     Enterprises, under contract with Louisiana Hydroelectric

Ltd. Partnership, continues to provide an array of technical services/support for a hydro electric transmission line project.

Certain Entergy Services, Inc. personnel are providing the

services.  The Louisiana Hydroelectric Ltd. Partnership was

charged $15,630 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

               As previously reported, Enterprises concluded  its

     CCLM testing program and does not intend to resume testing of CCLM dedicated systems in the foreseeable future.

     However, consistent with Enterprises' authorization to

     engage in preliminary development activities,  Enterprises continues to investigate other utility and energy related

     applications of communications technologies, including

     automated meter reading, power outage reporting and consumer accessible information such as real-time meter information

     and bill estimation systems.   Amounts expended by

     Enterprises in connection with such preliminary development activities are reported as "nonutility business" related

     expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

     During the quarter, no amounts were expended to form any O&M

Subsidiaries pursuant to the Commission's order dated June 30,

1995.

VI.  Nature and Extent of O&M Services Provided.

     During the quarter, Enterprises' wholly owned subsidiary,

Entergy Nuclear, Inc. (ENI), provided nuclear O&M services to

Maine Yankee Atomic Power Company that included

  (i)  assisting Maine Yankee in developing and implementing a restart readiness plan;

 (ii)  supporting, planning, scheduling and implementing the

       1997 refueling outage; and

(iii)  other similiar projects related to the Maine Yankee plant operations.

On August 6, 1997, the board of directors of Maine Yankee announced the permanent closure of the nuclear plant based on economic concerns and uncertainty about the operation of the plant.  Entergy Nuclear will continue to provide management services under its short-term contract to prepare for decommissioning.  The contract expires on

September 30, 1997, but may be extended by Maine Yankee through

March 31, 1998.  ENI was paid a fixed monthly fee for providing these services and was reimbursed its actual expenses for labor and related charges at cost for the services provided.  The total charges to Maine Yankee for services in the second quarter were

$2,442,485, consisting of a market based fee and reimbursable expenses.

     In addition, during the quarter, Enterprises' wholly owned subsidiary, Entergy Operations Services, Inc. (EOSI), provided professional advice and technical expertise to the City of Austin

(the "City") concerning the management and operation of certain coal generating units (at the Fayette Power Project) and nuclear power generating units (at the South Texas Project) that are partially owned by the City.  Such services principally involved review and evaluation of the performance of the subject power plants to assist the City in performing oversight with respect to its ownership interest.  Total charges for services rendered by

EOSI to the City during this period were $8,481.  This amount was billed at market prices in accordance with a price schedule that was the result of competitive bidding.

     During the quarter, $428,618 was billed to Liberty Power by

Entergy Power Operations Pakistan, LDC. for providing technical expertise and construction oversite services; such charges to

Liberty Power are market based.

     Entergy and Enterprises represent that no Excepted Company has subsidized the operations of Enterprises or any O&M

Subsidiary, and that the rendering of O&M Services by O&M

Subsidiaries is in compliance with the applicable rules,

regulations and orders of the Commission and has not adversely affected the services provided by any Excepted Company to its customers.

VII.      Financing, Amortization and Financial Statements

     During the three months ended June 30, 1997:

     A.  Enterprises incurred amortization expenses relating to the organization of EIS in the amount of $6,307.

     B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the six month period ended

June 30, 1997 are included as Exhibit 1.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed on this 14th day of August, 1997.



ENTERGY CORPORATION





By:  /s/William J. Regan
     William J. Regan
     Vice President & Treasurer


ENTERGY ENTERPRISES, INC.




By:/s/Stephen Refsell
     Stephen Refsell
     Asst. Secretary
_______________________________
<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.